Exhibit 99.1

ZTO Express to Hold Annual General Meeting on November 13, 2018

SHANGHAI, November 1, 2018—ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading express delivery company in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Tuesday, November 13, 2018, at 15:30 (local time), at the Ritz Carlton Hotel, Galaxy Macau, Nossa Senhora da Esperança, Macau. The record date is November 2, 2018.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the Events & Presentations section at the Company’s investor relations website at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

ZTO

Investor Relations Department
E-mail: ir@zto.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com